

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Dean F. Hanley
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210

> **Re:** **CSP Inc.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 22, 2013**
> **File No. 000-10843**

Dear Mr. Hanley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. Refer to the supplemental legal opinion that you provided to us on January 14, 2013. We note that it is your legal opinion "that the solicitation by the insurgents does not constitute a solicitation for the appointment of a 'proxy' within the meaning of Chapter 156D, Section 7.22 of the MGL." Please revise to provide us with an opinion of counsel regarding whether the North & Webster participants' actions and proxy authority are valid under Massachusetts corporate and agency law.

2. We note that in your supplemental legal opinion you describe the effects of defeating a quorum on the company's proposals. In an appropriate section, please revise the proxy statement to describe the "holdover" effect on the board and the effects on the advisory proposals, the ratification of auditors, any effects on CSP's listing requirements and any effect on the state law requirement to hold an annual meeting.

3. Please revise the proxy statement to describe the company's treatment of the North & Webster participants' proxy cards.

Questions and Answers Regarding the Annual Meeting, page 1

Can I change or revoke my vote after submitting it, page 4

4. Please revise to address how beneficial and record holders may revoke the North & Webster participants' proxy card.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions